

EnerNorth industries inc.

**Management's Discussion and Analysis
of Financial Condition and Operating Results
First Quarter
September 30, 2006
(unaudited)**

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1 Telephone: 416-861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company's Unaudited Audited Consolidated Financial Statements and notes thereto for the three month period ended September 30, 2006 and the Company's Audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 and notes thereto. This Management Discussion and Analysis is dated November 10, 2006. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors). The Company is not obligated to update or revise these "forward-looking statements" to reflect new events or circumstances unless required by securities law.

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Certain measures in this Management Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of EnerNorth's disclosure controls and procedures as of September 30, 2006 and have concluded that such disclosure controls and procedures were effective.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company's primary activities are investment in, exploration and development and production of oil and gas carried out directly and through its wholly owned subsidiary Great Northern Oil & Gas Inc. ("Great Northern") a company incorporated in Alberta which is the entity formed after the amalgamation on June 30, 2006 of two wholly owned subsidiaries, Sawn lake Resources Ltd. and Great Northern Oil & Gas Inc.

Through its wholly owned subsidiary CanPower Development Corp. ("CanPower") a company incorporated in Barbados, the Company holds an investment in Konaseema Gas Power Limited ("KGPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India, and has a 29% equity interest in Euro India Power Canara Limited ("EIPCL") a company incorporated in India. The unaudited consolidated financial results for the three month period ending September 30, 2006 include the accounts of the Company, CanPower, Great Northern and EPS Karnataka Power Corp. ("EPS Karnataka") a company incorporated in Ontario.

The unaudited consolidated financial statements have been prepared on the basis of a "going concern", which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company's ability to continue as a "going concern" is dependent upon the enforceability of the Oakwell Claim (See Note 7 of the Company's Audited Consolidated Financial Statements for the fiscal year ended June 30, 2006) and the Company's ability to fund its operations and legal costs from internal or external sources. If the application of the Judgment becomes enforceable in Canada, then there would be a material and adverse impact on the Company's financial condition and the Company may be required to sell certain assets to satisfy the judgment. The Company's consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for the consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

GLOSSARY OF ABBREVIATIONS

Bbl	barrel
Bbl/d	barrels per day
Boe	barrels of oil equivalent (6 thousand cubic feet of gas is equivalent to one barrel of oil) [1]
Boe/d	barrels of oil equivalent per day
Mcf	1,000 cubic feet of natural gas
Mcf/d	1,000 cubic feet of natural gas per day
NGL's	Natural Gas Liquids
NGL's/d	Natural Gas Liquids per day

TO CONVERT

From	To	Multiply By
Mcf	cubic meters	28.317
Meters	cubic feet	35.494
Bbls	cubic meters	0.159
Cubic meters	Bbls	6.289
Hectares	Acres	2.471

(1)   A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.

RISKS AND UNCERTAINTIES

The Company's oil and gas operations are located in Alberta, British Columbia, Saskatchewan and Ontario, Canada. The Company's financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital. The Company's producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company's production revenue is subject to commodity price fluctuations over which the Company has no control. Some of the business risks could include:

- volatility in market prices for oil and natural gas;
- reliance on third party operators;
- ability to find or produce commercial quantities of oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- dilution of interests in oil and natural gas properties;
- uncertainties associated with estimating oil and natural gas reserves;
- new prospects and exploration activities may have inherent risks;
- competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel;
- governmental regulation and environmental legislation; and
- weather conditions

OVERALL PERFORMANCE

The Company's overall performance for the three months ended September 30, 2006 can be highlighted by the following: The Company's gross oil and gas revenue of $399,002 for the three month period ending September 30, 2006 increased by 23% from $325,247 for the comparative three month period ending September 30, 2005. During the three month period ending

September 30, 2006, commodity prices decreased by 17% to an average of $48.01 per boe compared to $57.67 per boe for the three month period in 2005. Average production volumes increased 49% to 92 boe/d compared to 62 boe/d for the same three month period in 2005. For the three month period revenue growth was driven by increases in production volumes from the acquisition of Great Northern offset by a decrease in commodity prices received.

Net loss for the period increased to $960,798 for the three month period ended September 30, 2006 compared to a net loss of $4,609 for the three month period ending September 30, 2005. The increase in net loss was primarily caused by the write down marketable securities, costs related to the Oakwell Claim and a decrease in interest income.

SUMMARY OF INTERIM FINANCIAL INFORMATION

	As of and for the	
	Three Month Period Ended Sept. 30,	
	2006	2005
FINANCIAL INFORMATION:		
Oil and gas revenue	$ 399,002	$ 325,247
Less: royalties	90,695	38,165
Net revenue	308,307	287,082
Net loss for the period	(960,798)	(4,609)
Net loss per share	$ (0.22)	$ (0.001)
Total assets	15,017,572	16,063,026
Total financial liabilities	11,436,214	8,987,661
OPERATIONS:		
Average Daily Production		
Natural gas (mcf per day)	444	231
Natural gas liquids (bbls per day)	6	13
Crude oil (bbls per day)	12	11
Total (boe per day)	92	62
Average Commodity Prices		
Natural gas ($/mcf)	$ 7.38	$ 9.73
Natural gas liquids ($/bbl)	$ 47.34	$ 47.01
Crude oil ($/bbl)	$ 70.48	$ 68.30
Total ($/boe)	$ 48.01	$ 57.67
Royalties		
Natural gas ($/mcf)	$ 1.62	$ 0.98
Natural gas liquids ($/bbl)	$ 19.11	$ 10.84
Crude oil ($/bbl)	$ 14.23	$ 4.95
Total royalties ($/boe)	$ 10.91	$ 6.77
Production costs		
Natural gas ($/mcf)	$ 2.74	$ 3.36
Natural gas liquids ($/bbl)	$ 15.56	$ 5.71
Crude oil ($/bbl)	$ 25.79	$24.07
Total production costs ($/boe)	$ 17.65	$17.81
Netback by Product		
Natural gas ($/mcf)	$ 3.02	$ 5.39
Natural gas liquids ($/bbl)	$ 12.67	$30.46
Crude oil ($/bbl)	$ 30.46	$39.28
Netback ($/boe)	$ 19.45	$33.09


OPERATING RESULTS

First Quarter 2006 versus First Quarter 2005


Production Volumes. For the three month period ending September 30, 2006 average production volumes increased 49% to 92 boe/d compared to 62 boe/d for the same three month period in 2005. Increases were primarily related to production from the Great Northern acquisition.

For the three month period ending September 30, 2006 average gas production increased 92% to 444 mcf/d compared to 231 mcf/d for the same three month period in 2005. Increased gas production was primarily a result of additional production from the acquisition of Great Northern and the re-commencement of production from a well in late August 2006 that was shut in pending pipeline rerouting in Kaybob, Alberta.

For the three month period ending September 30, 2006 average natural gas liquids production decreased 54% to 6 bbls/d compared to 13 bbls/d for the same three month period in 2005. Decreases in natural gas liquids for the three month period ending September 30, 2006 was primarily attributed to a shut in well pending pipeline rerouting located in the Kaybob area of Alberta that re-commenced production in late August 2006.

For the three month period ending September 30, 2006 average oil production increased 12% to 12 bbls/d compared to 11 bbls/d for the same three month period in 2005. Increased oil production was due to production increases from the Company's Farrow property, Alberta.

Commodity Prices. During the three month period ending September 30, 2006, commodity prices decreased by 17% to an average of $48.01 per boe compared to $57.67 per boe for the three month period in 2005. These price decreases reflect general price decreases in natural gas which accounts for 74% of the Company's production volume.

Average gas prices per mcf decreased by 24% to $7.38 during the three month period ending September 30, 2006 compared to $9.73 per mcf for the three month period ending September 30, 2005.

Average natural gas liquids prices per barrel increased by 1% to $47.34 during the three month period ending September 30, 2006 compared to $47.01 per barrel for the three month period ending September 30, 2005.

Average oil prices per barrel increased by 3% to $70.48 during the three month period ending September 30, 2006 compared to $68.30 per barrel for the three month period ending September 30, 2005.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $399,002 for the three month period ending September 30, 2006 increased by 23% from $325,247 for the comparative three month period ending September 30, 2005. For the three month period revenue growth was driven by increases in production volumes.

Royalties. Royalties increased by 138% to $90,695 for the three month period ending September 30, 2006 compared to $38,165 for the three month period ended September 30, 2005. For the three month period royalties increased by 61% to $10.91 per boe compared to $6.77 per boe in 2005.

Net Revenue. The Company's net revenue for the three month period ending September 30, 2006 increased by 7% to $308,307 compared to $287,082 for the comparative three month period ending September 30, 2005.

Operating and transportation. Operating and transportation costs were $146,721 for the three month period ending September 30, 2006, 46% higher than operating and transportation costs of $100,433 during the comparable three month period in 2005. Higher costs were a result of increased production volumes. During the three month period ended September 30, 2006 production costs per boe were 1% lower at $17.65 per boe compared to $17.81 per boe during the same period in 2005.

Depletion and Accretion. For the three month period ending September 30, 2006, depletion and accretion expense was $267,814, 44% higher compared to $186,418 for the three month period in 2005. The increased depletion and accretion was a result of increased production.

Administrative Expenses. Administrative expenses of $634,150 for the three month period ending September 30, 2006 were 49% higher than administrative expenses of $425,457 the previous year. The primary variance in administrative expenses for the three month period ending September 30, 2006 was related to litigation expenses of $308,000 versus $251,591 for the previous three month period ending September 30, 2005.

Foreign Exchange. For the three month period ending September 30, 2006 the loss on foreign exchange was $6,029 compared to a foreign exchange gain of $248,751 for the three month period in 2005. The foreign exchange loss during the periods was partially attributed to the appreciation in the Canadian dollar relating to the Oakwell Claim and in 2005 this gain was partially offset by a foreign exchange loss relating to Company's investment in KGPL. During the current year the foreign exchange rates remained virtually constant, thus there was little effect on the unrealized foreign exchange component.

Oakwell Claim. For the three month period ending September 30, 2006 the provision on the Oakwell Claim decreased to $96,665 versus $98,573 for the three month period ending September 30, 2005. The decrease related to court awarded costs in 2005 on the Singapore Judgment. (See "*Critical Accounting Estimates – Oakwell Claim*" below).

Interest income. For the fiscal year ending September 30, 2006 interest income was $750, 99% lower compared to $105,849 for the comparable three month period in 2005. Interest income was related to interest earned on cash held in short term investments and in 2005 the Company accrued interest on its investment in KGPL.

Income from marketable securities. At September 30, 2006 the Company held a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. For the three month period ending September 30, 2006 the Company earned $51,533 in cash distributions from trust units versus $50,184 for the previous three month period in 2005.

Gain on sale of marketable securities. For the three month period ending September 30, 2006 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $80,595 compared to a gain of $115,027 for the same three month period in 2005.

Write down of marketable securities. Marketable securities are valued at the lower of cost or market on a portfolio basis. At September 30, 2006 the cost of the Company's marketable securities was greater than market value and as a result a provision of $242,736 was applied compared to Nil for three month period ended September 30, 2005.

Net loss. As a result of the above factors the net loss was $960,798 for the three month period ending September 30, 2006 compared to a loss of $4,609 for the comparable three month period ending September 30, 2005.

Net loss per share. Net loss per share for the three month period ending September 30, 2006 increased to $0.22 per share compared to $0.001 per share for the same three month period 2005. Fully diluted loss per share is not presented it is antidilutive.

Capital Expenditures. Capital expenditures totaled negative $792,074 for the three month period ended September 30, 2006 compared to $1,189,201 for the three month period ended September 30, 2005. During the three month period ending September 30, 2006 the primary cause for the negative expenditure related to the Company selling a portion of its interest in the Buick Creek property for proceeds of $825,000.

UNAUDITED SUMMARY OF QUARTERLY RESULTS

	Fiscal 2007	Fiscal 2006				Fiscal 2005 *		
	Sept. 30/06	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04
Financial Information:								
Net oil and gas revenue	$ 308,307	$ 200,131	$ 166,941	$ 326,114	$ 287,082	$149,274	$ 206,044	$ 226,755
Income (loss) from continuing operations	$ (960,798)	$(3,213,485)	$ 368,323	$(158,974)	$ (4,609)	$(741,216)	$(771,886)	$ (470,909)
Net income (loss)	$ (960,798)	$(3,213,485)	$ 368,323	$(158,974)	$ (4,609)	$(891,216)	$1,188,123	$ (548,854)
Income (loss) from continuing operations per share	$ (0.22)	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.18)	$ (0.19)	$ (0.12)
Net income (loss) per share	$ (0.22)	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.29	$ (0.14)
Fully diluted net income (loss) per share	$ (0.22)	$ (0.76)	$ 0.08	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.26	$ (0.14)
Operating Information: Average Daily Production								
Natural gas (mcf per day)	444	323	123	212	231	270	233	342
Natural gas liquids (bbls per day)	6	3	4	16	13	10	14	8
Crude oil (bbls per day)	12	10	15	11	11	13	14	16
Total (boe per day)	92	66	39	62	62	69	66	81
Average Commodity Prices								
Natural gas ($/mcf)	$ 7.38	$ 9.08	$ 8.71	$ 12.95	$ 9.73	$ 7.41	$ 7.97	$ 5.98
Natural gas liquids ($/bbl)	$ 47.34	$ 48.05	$ 48.17	$ 45.52	$ 47.01	$ 41.81	$ 32.67	$ 32.14
Crude oil ($/bbl)	$ 70.48	$ 67.01	$ 66.51	$ 67.28	$ 68.30	$ 65.76	$ 52.71	$ 42.19
Total ($/boe)	$ 48.01	$ 55.99	$ 57.30	$ 66.32	$ 57.67	$ 48.15	$ 45.68	$ 36.77
Royalties								
Natural gas ($/mcf)	$ 1.62	$ 1.38	$ 1.74	$ 1.42	$ 0.98	$ 1.69	$ 1.18	$ 1.48
Natural gas liquids ($/bbl)	$ 19.11	$ 11.27	$ 12.88	$ 11.39	$ 10.84	$ 9.48	$ 10.03	$ 11.23
Crude oil ($/bbl)	$ 14.23	$ 9.68	$ 9.33	$ 8.61	$ 4.95	$ 8.55	$ 9.07	$ 6.07
Total royalties ($/boe)	$ 10.91	$ 9.08	$ 10.27	$ 9.38	$ 6.77	$ 9.75	$ 8.07	$ 8.58
Production costs								
Natural gas ($/mcf)	$ 2.74	$ 3.28	$ 3.89	$ 3.15	$ 3.36	$ 2.80	$ 1.60	$ 4.27
Natural gas liquids ($/bbl)	$ 15.56	$ 8.22	$ 16.69	$ 7.34	$ 5.71	$ 7.28	$ 5.86	$ 5.71
Crude oil ($/bbl)	$ 25.79	$ 25.19	$ 26.35	$ 26.49	$ 24.07	$ 37.00	$ 21.12	$ 34.03
Total production costs ($/boe)	$ 17.65	$ 18.90	$ 23.84	$ 16.98	$ 17.81	$ 19.24	$ 10.99	$ 24.93
Netback by Product								
Natural gas ($/mcf)	$ 3.02	$ 4.42	$ 3.08	$ 8.38	$ 5.39	$ 2.92	$ 5.19	$ 0.23
Natural gas liquids ($/bbl)	$ 12.67	$ 28.56	$ 18.60	$ 26.79	$ 30.46	$ 25.05	$ 16.78	$ 15.20
Crude oil ($/bbl)	$ 30.46	$ 32.14	$ 30.83	$ 32.18	$ 39.28	$ 20.21	$ 22.52	$ 2.09
Netback ($/boe)	$ 19.45	$ 28.01	$ 23.19	$ 39.96	$ 33.09	$ 19.16	$ 26.62	$ 3.26

(*Note: Discontinued operations was a result of the sale of the Engineering & Offshore Division during fiscal 2005)

Net revenues from the Company's oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices (See "Tr*end Information"* below). Earnings have tended to recede during the fourth quarter of fiscal 2006 and the third and fourth quarter of 2005 due to increased litigation expenditures and costs related to the Oakwell Claim. During the fourth quarter of 2006 the Company recorded a write down of its oil and gas properties. The expenditures and costs related to the Oakwell Claim were tied to the timing of court hearings and decisions and do not represent a normal business trend.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2006 was $79,343 compared to $67,315 at June 30, 2006. During the three month period ending September 30, 2006 the Company's cash flows used from operating activities was $1,081,193 versus funds used from operating activities of $13,404 during the comparable three month period in 2005.

The Company realized $792,074 related to oil and gas assets during the three month period ended September 30, 2006 versus expenditures of $1,189,201 during the previous three month period ending September 30, 2005. During the three month period ending September 30, 2006 the primary component of the amount realized came from the sale of a portion of its interest in the Buick Creek property for proceeds of $825,000.

The Company also had net proceeds on disposition of marketable securities of $375,508 during the three month period ending September 30, 2006 versus purchases of $230,192 in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim (See *"Oakwell"* below).

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, proceeds on sale of marketable securities, advances from shareholders and cash flows from discontinued operations. During fiscal 2007, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations. The Company also anticipates that it will eventually dispose of its interest in KGPL. (See *"Critical Accounting Estimates – Valuation of the Company's Investment in KGPL"* below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See *"Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KGPL"* below).

Outlook and Prospective Capital Requirements.

The Company's oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply cash to further develop its oil and gas properties. Any amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash flow from operations. Any expenditure which exceeds available cash flow will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company (See *"Critical Accounting Estimates - Oakwell Claim"* below).

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company's financial position and operations may be curtailed.

TREND INFORMATION
Seasonality

The Company's oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND NEWLY ADOPTED ACCOUNTING POLICIES

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the Audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005, 2004. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim, the valuation of the Company's investment in KGPL and the valuation of the convertible debenture of face value CDN $200,000.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants ("CICA") Handbook guideline ACG-16.

CRITICAL ACCOUNTING POLICIES

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

9

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations. Impaired assets that are added to the depletion pool are not written down, instead they are amortized over the life of the other oil and gas properties.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are net against royalty costs.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 10% discount factor.

As part of the ceiling test the Company also assesses the recoverability of the net book value of the investment in oil and gas properties against the undiscounted value of cash flows of proved reserves. The cash flows of proved reserves are derived from revenues from proved oil and gas reserves, as determined by independent engineers.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 9 of the Company's Audited Consolidated Financial Statements for the fiscal year ended June 30, 2006. As a result of the Sawn Lake Resources Ltd. and Great Northern Oil & Gas Inc., acquisitions the Company recorded future tax liabilities of $859,798 and $656,683 respectively for a total liability due to a temporary timing differences of $1,516,481. As of June 30, 2006 the Company had $7,380,712 of non-capital losses, Cumulative Canadian oil and gas property expenses of $11,545,106 and capital losses of $10,594,718.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.   During fiscal 2006 the Company recorded $3,736 of compensation expense related to the issuance of stock options and during fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

<center>CRITICAL ACCOUNTING ESTIMATES</center>

Oakwell Claim

In March 1997, Oakwell Engineering Limited ("Oakwell") and the Andhra Pradesh State Electricity Board ("APSEB") executed two identical Power Purchase Agreements ("PPAs") providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the Project). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the

Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPAs and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario ("Court of Appeal") (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company's application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance. The Court's decision on the leave application is not expected until late 2006 or early 2007.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon'ble High Court of Delhi, India ("Delhi Court") which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its Konaseema Gas Power Limited ("KGPL") shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. ("VBC") purchases the Company's KGPL shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it's KGPL shares, then the proceeds shall be deposited in the Company's account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell's Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and the next hearing is scheduled for December 1, 2006.

On September 07, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company's KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that the Company shall not deal with, transfer or alienate the KGPL shares or other assets. The date of next hearing is scheduled for February 14, 2007. The

Company has filed Letter Patents appeal before the Division Bench of the Delhi Court against the Order of September 18, 2006 and a hearing is pending.

The Execution Petition and related applications are ongoing.

A provision of CDN $7,783,636 at September 30, 2006 has been made to the Company's financial statements in relation to the Judgment. If the Judgment is ultimately enforced in Canada, the Company's financial condition would be materially and adversely affected.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company's Audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KGPL. As of September 30, 2006 the Company owns 12,348,200 common shares, par value Indian Rupee ("INR") 10 (the "KGPL Shares") in Konaseema Gas Power Limited ("KGPL") formerly known as Konaseema EPS Oakwell Power Limited.

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of a prior Arbitration Award ("Award") passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award,; (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006).

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on December 15, 2006.

The investment in KGPL is recorded at the lower of cost or fair market value amount of CDN $3,130,873 at September 30, 2006). Management of the Company assessed the fair market value based on (i) the number of the shares, (ii) an assessment KGPL's financial statements, (iii) financial closure of the KGPL project, (iv) prospects for a future public offering of securities and comparison to recent offerings from other power projects in India, (v) the pending legal proceedings, and (vi) the likelihood and timing of eventual sale of the underlying shares. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

Valuation of Convertible Debenture. On May 31, 2006 the Company issued two convertible debentures with a face value of $100,000 each. The debentures carry an interest rate of 5% and are payable in quarterly installments of interest and principal. The debentures mature on November 30, 2011.

The principal and interest is repayable in cash or common shares at the option of the Company for the first two years. For the subsequent two year period the principal and interest is payable in cash or common shares at the option of the holder. The Company may repay the debentures 30 days after providing written notice. Prepayment may be made without penalty.

Under the terms of the debenture the price per share is calculated as the weighted average closing price for the 10 trading days preceding the payment date where such closing price does not exceed $2.60 per common share or diminish lower than $1.50 per share.

The holder of the debenture may convert into equity capital of the Company at their option after 10 days written notice to the Company. The outstanding principal and interest is then converted into equivalent Units consisting of one common share and one purchase warrant with a three year life equal to 115% of the Conversion Price. The Conversion Price is equal to 75% of the market price which is defined as the 10 day weighted average closing price but not higher than $2.60 or lower than $1.50.

Additionally there is an option for both the Company and the holders to reset the market range for the conversion feature.
1) The holder has the option to reset the market range on a one time basis by reducing the minimum price per common share to no lesser than $0.75 if the market price remains below $1.50 for 90 days.
2) The Company has the option to reset the market range on a one time basis by increasing the maximum price per common share to no more than $3.25 if the market price remains above $2.60 for 90 days.

RELATED PARTY TRANSACTIONS

Transactions With Officers, Directors and Affiliates

Mr. Cassina a director of the Company is also a director of Geocan Energy Inc. The Company and Geocan Energy Inc., each have working interests in certain oil and gas properties.

The Company entered into an agreement dated September 5, 2006 and a further amending agreement dated October 19, 2006 with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. Under the amendment agreement the Company has agreed to issue to the shareholders of 1211115 an aggregate of 2,312,501 units of EnerNorth ("Units"), each Unit comprised of one common share; one-third of one Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share of the Company at a price of $1.00 from the date of issuance until March 31, 2007; one-third of one Series B Warrant, with each whole Series B Warrant entitling the holder to purchase one common share of the Company at a price of $1.15 from January 1, 2007 until December 31, 2007; and one-third of one Series C Warrant, with each whole Series C Warrant entitling the holder to purchase one common share of the Company at a price of $1.40 from March 31, 2007 until March 31, 2009. Under the terms of the agreement, 1211115 advanced $650,000 to the Company upon execution of the agreement, which amount is immediately payable in the event the transaction is not completed.

James C. Cassina and Sandra J. Hall, directors of the Company, own 11.24% and 6.49%, respectively of the shares of 1211115. The Company's Board formed an independent committee of disinterested directors to the transaction to consider whether the transaction is in the best interests of the Company. The independent committee has concluded, on review of the amended transaction, an independent engineering report on the reserves of 1211115, and an updated fairness opinion on the amended transaction from an independent investment advisor, that the Company should complete the proposed transaction as it is in the best interest of the Company and improves its financial condition.

SHARE CAPITAL

Authorized:
    Unlimited number of Common Shares, without par value
    Unlimited number of Class A Preference Shares, Series I
    Unlimited number of Class A Preference Shares, Series II

Issued:
Common shares

	#	Consideration
Balance as at June 30, 2006 and November 10, 2006	4,272,009	$43,781,030

Contributed Surplus

	Value
Balance as at June 30, 2006 and November 10, 2006	$181,875

Common share purchase options

Exercise Price	Expiry Date	2006 #	2005 #
US$0.75	February 28, 2010	585,000	600,000
US$1.77	July 14, 2008	15,000	-
Balance as at June 30, 2006 and November 10, 2006		600,000	600,000

Of the options priced at US$1.77, 5,000 vest on July 15, 2007.